UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VOLT INFORMATION SCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number)

May 3, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 928703107	Page 2 of 7

1.	Names of Reporting Persons. MICHAEL SHAW
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,448
	6.	Shared Voting Power 3,345,604
	7.	Sole Dispositive Power 8,448
	8.	Shared Dispositive Power 3,345,604

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,354,052
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 15.94%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 3 of 7

1.	Names of Reporting Persons. STEVEN SHAW
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 220,841
	6.	Shared Voting Power 2,474,880
	7.	Sole Dispositive Power 220,841
	8.	Shared Dispositive Power 2,474,880

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,695,721
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.82%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 4 of 7

1.	Names of Reporting Persons. RACHEL LYNN SHAW
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,692
	6.	Shared Voting Power 1,422,297
	7.	Sole Dispositive Power 9,692
	8.	Shared Dispositive Power 1,422,297

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,431,989
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.81%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 5 of 7

1.	Names of Reporting Persons. JANET CASEY
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,409,547
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,409,547

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,547
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.70%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 6 of 7

1.	Names of Reporting Persons. THE JEROME AND JOYCE SHAW ADMINISTRATIVE TRUST U/D/T 8/6/1969
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,409,547
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,409,547
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,547
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.70%
12.	Type of Reporting Person OO

CUSIP No. 928703107	Page 7 of 7

1.	Names of Reporting Persons. THE RACHEL LYNN SHAW TRUST U/D/T 11/23/2001, AS AMENDED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,052,583
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,052,583
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,583
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.00%
12.	Type of Reporting Person OO

13G

CUSIP No. 928703107

EXPLANATORY NOTE:

This Schedule 13G is filed to reflect the change of trustees of The Jerome and Joyce Shaw Family Administrative Trust and of the Rachel Lynn Shaw Trust following the death of Joyce Cutler Shaw on March 18, 2018 and the death of Jerome Shaw on May 3, 2018. Upon the death of Joyce Cutler Shaw, she and Jerome Shaw ceased to be co-trustees of The Jerome and Joyce Shaw Family Trust. The new trustees of The Jerome and Joyce Shaw Family Trust are Michael Shaw, Steven Shaw, Rachel Shaw, and Janet Casey, acting by majority vote. Upon the death of Jerome Shaw, he ceased to be the trustee of the Rachel Lynn Shaw Trust. The new trustees of the Rachel Lynn Shaw Trust are Michael Shaw and Steven Shaw.

ITEM 1.

(a) Name of Issuer: VOLT INFORMATION SCIENCES, INC.

(b) Address of Issuer’s Principal Executive Offices: 1133 Avenue of Americas, New York, New York 10036.

ITEM 2.

(a) Names of Persons Filing.

Michael Shaw

Steven Shaw

Rachel Shaw

Janet Casey

The Jerome and Joyce Shaw Family Administrative Trust

Rachel Lynn Shaw Trust.

(b) Address of Principal Business Office or, if none, Residence.

Michael Shaw: 167 Hillcrest Road, Berkeley, California 94705

Steven Shaw: 1901 Jefferson Ave., Ste. 214, Tacoma Washington 98402

Rachel Shaw: 1824 Playa Riviera Dr., Cardiff, California 92007

Janet Casey: 11440 Bernardo Court #300, San Diego, California 92127

The Jerome and Joyce Shaw Family Administrative Trust: 7245 Rue De Roark, La Jolla, California 92037

Rachel Lynn Shaw Trust: 7245 Rue De Roark, La Jolla, California 92037

(c) Citizenship.

Each individual filing this Schedule 13G is a citizen of the United States. The Jerome and Joyce Shaw Family Administrative Trust and the Rachel Lynn Shaw Trust are both subject to and governed by United States Federal and state laws.

(d) Title of Class of Securities:

Common Stock, $0.10 par value per share (the “Shares”).

(e) CUSIP Number:

928703107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The aggregate percentage of Shares reported in this Schedule 13G is based upon 21,035,620 Shares outstanding as reported on the Issuer’s Form 10-Q dated June 7, 2018, filed with the Securities and Exchange Commission on June 7, 2018.

As of the close of business on the date hereof:

(i) Michael Shaw.

(A) Michael Shaw is the beneficial owner of 119,852 Shares (approximately 0.57% of the outstanding Shares) as an individual together with his spouse, with whom he shares voting and investment authority;

(B) Michael Shaw is the beneficial owner of 750,872 Shares (approximately 3.57% of the outstanding Shares) held in a revocable or living trust. Michael Shaw and his spouse are the current beneficiaries and trustees of this trust, with whom he shares voting and investment authority;

(C) Michael Shaw is the beneficial owner of 7,650 Shares (approximately 0.036% of the outstanding Shares), representing one-third of the Shares in Mr. Jerome Shaw’s account at the Issuer’s Employee Stock Ownership Plan, which is part of the Issuer’s 401(k) Savings Plan (the “Plan”) and which he has the right to acquire within 60 days;

(D) Michael Shaw is the beneficial owner of 798 Shares (approximately 0.004% of the outstanding Shares), representing one-third of the Shares in Mr. Jerome Shaw’s account under the “Savings Plan” feature of the Plan and which he has the right to acquire within 60 days;

(E) Michael Shaw is the beneficial owner of 1,401,547 Shares (approximately 6.66% of the outstanding Shares) held in The Jerome and Joyce Shaw Family Administrative Trust. Michael Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(F) Michael Shaw is the beneficial owner of 8,000 Shares (approximately 0.038% of the outstanding Shares) by virtue of stock options held in The Jerome and Joyce Shaw Family Administrative Trust, issued by the Issuer, including stock options exercisable within 60 days. Michael Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(G) Michael Shaw is the beneficial owner of 1,052,583 Shares (approximately 5.00% of the outstanding Shares) held in the Rachel Lynn Shaw Trust, of which he is one of two co-trustees. Michael Shaw disclaims any pecuniary interest in these Shares, except to the extent of his interest as a co-trustee of this trust.

(H) Michael Shaw is the beneficial owner of 12,750 Shares (approximately 0.061% of the outstanding Shares) held by the Family Foundation by virtue of his position as an officer and director of that corporation. Michael Shaw disclaims any pecuniary interest in these shares except to the extent of his interest as an officer or director of this corporation.

(ii) Steven Shaw.

(A) Steven Shaw is the beneficial owner of 192,820 Shares (approximately 0.917% of the outstanding Shares) as an individual;

(B) Steven Shaw is the beneficial owner of 9,573 Shares (approximately 0.046% of the outstanding Shares) held in a trust for the benefit of his nephew, of which he is the trustee. Steven Shaw disclaims any pecuniary interest in these Shares, except to the extent of his interest as a trustee of this trust.

(C) Steven Shaw is the beneficial owner of 7,650 Shares (approximately 0.036% of the outstanding Shares), representing one-third of the Shares in Mr. Jerome Shaw’s account at the Issuer’s Employee Stock Ownership Plan, which is part of the Plan, and which he has the right to acquire within 60 days;

(D) Steven Shaw is the beneficial owner of 798 Shares (approximately 0.004% of the outstanding Shares), representing one-third of the Shares in Mr. Jerome Shaw’s account under the “Savings Plan” feature of the Plan and which he has the right to acquire within 60 days;

(E) Steven Shaw is the beneficial owner of 1,401,547 Shares (approximately 6.66% of the outstanding Shares) held in The Jerome and Joyce Shaw Family Administrative Trust, of which he is a co-trustee. Steven Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(F) Steven Shaw is the beneficial owner of 8,000 Shares (approximately 0.038% of the outstanding Shares) by virtue of stock options held in The Jerome and Joyce Shaw Family Administrative Trust, issued by the Issuer, including stock options exercisable within 60 days. Steven Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(G) Steven Shaw is the beneficial owner of 1,052,583 Shares (approximately 5.00% of the outstanding Shares) held in the Rachel Lynn Shaw Trust, of which he is one of two co-trustees. Steven Shaw disclaims any pecuniary interest in these Shares, except to the extent of his interest as a co-trustee of this trust.

(H) Steven Shaw is the beneficial owner of 12,750 Shares (approximately 0.061% of the outstanding Shares) held by the Family Foundation by virtue of his position as an officer and director of that corporation. Steven Shaw disclaims any pecuniary interest in these shares except to the extent of his interest as an officer or director of this corporation.

(I) Steven Shaw is the beneficial owner of 10,000 Shares (approximately 0.05% of the outstanding Shares) held in the Joyce Cutler-Shaw Revocable Trust u/d/t 11/15/2006, as amended, of which he is the trustee. Steven Shaw is a residual co-beneficiary of this trust as well as the sole trustee.

(iii) Rachel Lynn Shaw.

(A) Rachel Shaw is the beneficial owner of 1,244 Shares (approximately 0.006% of the outstanding Shares) as an individual;

(B) Rachel Shaw is the beneficial owner of 7,650 Shares (approximately 0.036% of the outstanding Shares), representing one-third of the Shares in Mr. Jerome Shaw’s account at the Issuer’s Employee Stock Ownership Plan, which is part of the Plan, and which he has the right to acquire within 60 days;

(C) Rachel Shaw is the beneficial owner of 798 Shares (approximately 0.004% of the outstanding Shares), representing one-third of the Shares in Mr. Jerome Shaw’s account under the “Savings Plan” feature of the Plan and which he has the right to acquire within 60 days;

(D) Rachel Shaw is the beneficial owner of 1,401,547 Shares (approximately 6.66% of the outstanding Shares) held in The Jerome and Joyce Shaw Family Administrative Trust, of which he is a co-trustee. Rachel Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(E) Rachel Shaw is the beneficial owner of 8,000 Shares (approximately 0.038% of the outstanding Shares) by virtue of stock options held in The Jerome and Joyce Shaw Family Administrative Trust, issued by the Issuer, including stock options exercisable within 60 days. Rachel Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(F) Rachel Shaw is the beneficial owner of 12,750 Shares (approximately 0.061% of the outstanding Shares) held by the Family Foundation by virtue of his position as an officer and director of that corporation. Rachel Shaw disclaims any pecuniary interest in these shares except to the extent of his interest as an officer or director of this corporation.

(iv) Janet Casey.

(A) Janet Casey is the beneficial owner of 1,401,547 Shares (approximately 6.66% of the outstanding Shares) held in The Jerome and Joyce Shaw Family Administrative Trust, of which she is one of four co-trustees, who act by majority vote. Janet Casey disclaims any pecuniary interest in these Shares, except to the extent of her interest as a co-trustee of this trust.

(B) Janet Casey is the beneficial owner of 8,000 Shares (approximately 0.038% of the outstanding Shares) by virtue of stock options held in The Jerome and Joyce Shaw Family Administrative Trust of which she is one of four co-trustees, who act by majority vote. The option is issued by the Issuer, including stock options exercisable within 60 days. Janet Casey disclaims any pecuniary interest in these Shares, except to the extent of her interest as a co-trustee of this trust.

(v) The Jerome and Joyce Shaw Family Administrative Trust.

(A) The Jerome and Joyce Shaw Family Administrative Trust is the beneficial owner of 1,401,547 Shares (approximately 6.66% of the outstanding Shares). This trust, acting through its co-trustees, has the power acting alone to vote or dispose of these Shares.

(B) The Jerome and Joyce Shaw Family Administrative Trust is the beneficial owner of 8,000 Shares (approximately 0.038% of the outstanding Shares) by virtue of stock options it holds, issued by the Issuer, including stock options exercisable within 60 days. This trust, acting through its co-trustees, has the power acting alone to vote or dispose of these Shares.

(vi) Rachel Lynn Shaw Trust.

(A) Rachel Lynn Shaw Trust is the beneficial owner of 1,052,583 Shares (approximately 5.00% of the outstanding Shares) it holds. This trust, acting through its co-trustees, has the power acting alone to vote or dispose of these Shares.

(All of the foregoing numbers of Shares are rounded to the nearest full number.)

(b) Percent of class:

See (a) above.

(c) Number of shares as to which such person has:

	Michael Shaw	Steven Shaw	Rachel Lynn Shaw	Janet Casey	The Jerome and Joyce Shaw Family Administrative Trust	Rachel Lynn Shaw Trust
(i) Sole power to vote or direct the vote:	8,448	220,841	9,692	0	1,409,547	1,052,583
(ii) Shared power to vote or direct the vote	3,345,604	2,474,880	1,422,297	1,409,547	0	0
(iii) Sole power to dispose or to direct the disposition of	8,448	220,841	9,692	0	1,409,547	1,052,583
(iv) Shared power to dispose or to direct the disposition of	3,345,604	2,474,880	1,422,297	1,409,547	0	0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect other than activities solely in connection with a nomination under §240.14a-11.”

EXHIBIT LIST

Exhibit#	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2018

(Date)

/s/ Michael Shaw
Michael Shaw

/s/ Steven Shaw
Steven Shaw

/s/ Rachel Lynn Shaw
Rachel Lynn Shaw

/s/ Janet Casey
Janet Casey

The Jerome and Joyce Shaw Family Administrative Trust U/D/T 8/6/1969

/s/ Michael Shaw
Michael Shaw, Co-Trustee

/s/ Steven Shaw
Steven Shaw. Co-Trustee

/s/ Rachel Lynn Shaw
Rachel Lynn Shaw, Co-Trustee

/s/ Janet Casey
Janet Casey, Co-Trustee

The Rachel Lynn Shaw Trust U/D/T 11/23/2001

/s/ Michael Shaw
Michael Shaw, Co-Trustee

/s/ Steven Shaw
Steven Shaw. Co-Trustee